NEWS RELEASE

Underground Sampling Outlines High Grade Silver Mineralization
at North Porvenir Mine, Guanacevi Project, Durango, Mexico

November 7, 2005 – Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX-V and EJD: FSE) announces that underground sampling in fiscal Q2 (June-July-August) outlined high-grade silver mineralization in four Stopes at the North Porvenir Mine, Guanacevi Project in Durango Mexico.

A total of 80 channel samples were taken across the Santa Cruz vein over an area 60m long x 40m up-dip in the northwest end of Stope 101. This area is located on Level 100, approximately 750 m northwest of the North Porvenir mine entrance immediately down-dip North Porvenir boundary. The weighted average grade of 14 channel samples across the vein in the northwestern end of Sill 2308 (the original exploration ramp driven on the vein in Q4, 2004) returned 708 gpt silver and 1.29 gpt gold (785 gpt Ag equivalent or 22.9 oz per ton) over 3.09 m (10.1 feet). Seventeen of the 80 channel samples returned sub-samples grading 1000 gpt silver or higher, the top five of which are shown in Table 1:

Table 1: Stope 101 Channel Samples

Location	Width		Silver	Gold	Ag Equivalent
	(m)	(ft)	(gpt)	(gpt)	(gpt)	(opt)
Sill 2308	3.09	10.1	708	1.29	785	22.9
(Weighted average for 70 m along the vein)
US1376	2.40	7.9	1510	1.63	1608	46.9
Incl.	0.80	2.6	3814	3.20	4006	116.8
US1463	2.00	6.6	1524	1.96	1642	47.9
Incl.	0.20	0.7	4874	2.88	5047	147.1
And	1.00	3.3	1674	2.40	1818	53.0
US1538	2.80	9.2	1351	1.97	1469	42.8
Incl.	1.10	3.6	1822	1.50	1912	55.7
And	0.80	2.6	1065	2.35	1206	35.2
US1549	2.50	8.2	4516	3.92	4751	138.5
Incl.	1.35	4.4	8165	7.00	8585	250.3
US1561	4.05	13.3	1000	1.30	1078	31.4
Incl.	1.15	3.8	1325	1.80	1433	41.8
And	0.90	3.0	1712	2.00	1832	53.4

Stope 101 (developed from Sill 2308) was mined using shrinkage from Level 100 up-dip to within 10m of the North Porvenir property boundary with the recently acquired El Porvenir property (see Long Section and Cross Section attached). This part of Stope 101 produced 12,500 dry tonnes grading 505 gpt silver and 0.93 gpt gold (561 gpt Ag equivalent or 16.4 oz per ton in fiscal Q2, 2005).

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 1-877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com         Trading Symbol TSX-V: EDR    FSE: EJD

A total of 26 channel samples were taken across the Santa Cruz vein in the first 3 cuts over the first 35m along the veins in Stope 113, located approximately 70 m northwest of Stope 101 on Level 100. Stope 113 produced 9000 dry tonnes grading 313 gpt silver and 0.52 gpt gold. (344 gpt Ag equivalent or 10.0 oz per ton) in fiscal Q2, 2005. The weighted average grade of the 26 channel samples across the vein in Stope 113 returned 369 gpt silver and 0.66 gpt gold (409 gpt Ag equivalents or 11.9 oz per ton) over 2.24 m (7.3 feet). Two of the 26 channel samples returned sub-samples grading 1000 gpt silver or higher, the top five of which are shown in Table 2:

Table 2: Stope 113 Channel Samples

Location		Width	Silver	Gold	Ag Equivalent
	(m)	(ft)	(gpt)	(gpt)	(gpt)	(opt)
Sill 100 N	2.24	7.3	369	0.66	409	11.9
(Weighted average for 105 m along the vein)
US 1639	2.90	9.5	441	0.85	492	14.3
US 1656	2.50	8.2	933	1.37	1015	29.6
Incl.	1.10	3.6	1204	1.60	1300	37.9
US 1659	1.80	5.9	1421	2.38	1564	45.6
Incl.	0.90	3.0	2523	4.20	2775	80.9
US 1669	2.80	9.2	433	0.75	478	13.9
US 1676	2.90	9.5	454	0.91	509	14.8

A total of 46 channel samples were taken in Sill 200S and Stope 201 (first 4 cuts) over a length of 25 m along the vein. This area is located approximately 150 m southeast of Stope 101 on Level 200. The weighted average grade of these samples returned 607 gpt silver and 0.92 gpt gold ( 662 gpt Ag equivalent or 19.3 oz per ton) over an average width of 2.18 m (7.2 feet). Sixteen of the 46 channel samples returned subs-samples grading 1000 gpt silver or higher, the top five of which are shown in Table 3.

Table 3: Stope 201 Channel Samples

Location		Width	Silver	Gold	Ag Equivalent
	(m)	(ft)	(gpt)	(gpt)	(gpt)	(opt)
Sill 200S	2.18	7.2	607	0.92	662	19.3
(Weighted average for 25 m along the veins)
US 1711	2.20	7.2	1085	2.42	1230	35.9
	0.80	2.6	1120	3.20	1312	38.3
US1734	2.90	9.5	1411	2.87	1583	46.2
	0.80	2.6	3473	8.30	3971	115.8
US1751	2.10	6.9	1728	1.61	1825	53.2
	0.90	3.0	1885	2.10	2011	58.6
US2531	1.20	3.9	1658	1.50	1748	51.0
	0.60	2.0	2297	2.00	2417	70.5
US2642	1.9	6.2	1202	2.47	1350	39.4
	0.4	1.3	2087	3.00	2267	66.1

A total of 73 channel samples were taken in Sill 200 N and Stope 202 (first 2 cuts) over a length of 20 m along the vein. This area is the down-dip extension of high-grade mineralization in Sill 2308 and Stope 101.

The weighted average grade of these samples returned 985 gpt silver and 1.57 gpt gold (1079 Ag equivalents or 31.5 oz per ton) over 2.00 m ( 6.6 ft in average width). Fifty-one of the 73 channel samples returned sub-samples grading 1000 gpt silver or higher, the top five of which are shown in Table 4.

Table 4: Stope 202 Channel Samples

Location	Width		Silver	Gold	Ag Equivalent
	(m)	(ft)	(gpt)	(gpt)	(gpt)	(opt)
Sill 200 N	2.00	6.6	985	1.57	1079	31.5
(Weighted average for 20 m along the veins)
US1995	1.75	5.7	2637	3.67	2857	83.3
Incl.	0.70	2.3	4534	6.80	4942	144.1
US2256	1.65	5.4	2654	6.77	3060	89.2
Incl.	0.70	2.3	5176	14.80	6064	176.8
US2382	2.10	6.9	2717	2.27	2853	83.2
Incl.	0.70	2.3	6278	4.00	6518	190.0
US2472	2.40	7.9	2108	2.42	2253	65.7
Incl.	0.65	2.1	4789	5.70	5131	149.6
US2512	2.40	7.9	1642	2.93	1818	53.0
Incl.	1.00	3.3	2217	5.00	2517	73.4

In all tables, the location refers to the first sample number in each of the channel samples, which typically consisted of 4 sub-samples but ranged from 2 to 8. Channel samples were collected perpendicular to the vein, spaced every 4 to 5 meters along the vein, and then surveyed into the mine grid. Silver equivalents are calculated on a 60 silver: 1 gold ratio.

Now that Endeavour has secured the mining lease on the El Porvenir property a program of exploration drilling and underground development has commenced to evaluate the potential for Stopes 101 and 113 mineralization to continue up-dip in the Santa Cruz vein from North Porvenir onto El Porvenir. A fourth diamond drill rig is now onsite to drill approximately 3000 m of core in 20 holes on El Porvenir by year-end (see attached Long Section). The 95 Sill is now being driven down on the vein and the 88 Ramp is being driven up in the footwall in order to provide access for mining on El Porvenir in November.

Godfrey Walton, M.Sc, P.Geo., is the Qualified Person supervising the Phase 1 surface drilling and underground sampling programs on the Santa Cruz property. He has instituted a Quality Control sampling program of blanks and duplicates to monitor the integrity of all assay results. All samples are split by Endeavour personnel at the Guanacevi camp, assayed at the Guanacevi plant, and the blanks and duplicates are then driven to Durango where they are couriered to the Chemex lab in Hermosillo. Samples are dried, crushed and split and a 30 gram sub sample is taken for analysis. Gold and silver at both Guanacevi and Chemex are determined by fire assay with an atomic absorption (AA) finish.

The silver results from the Guanacevi lab average 1% lower than the Chemex results and the gold results are up to 50% higher than those from Chemex. The silver values represent an excellent correlation and demonstrate that the silver results from the Guanacevi lab can be relied upon, whereas the gold values cannot. The majority of the economic value of the vein is in silver.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 1-877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com         Trading Symbol TSX-V: EDR    FSE: EJD

Endeavour Silver Corp. (EDR: TSX-V, FSE: EJD) is a silver mining company focused on growth of its silver resources and production in Mexico. The expansion program now underway at the high grade, producing Santa Cruz silver mine in Durango, Mexico, should allow Endeavour to become one of the top primary silver producers worldwide.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Venture Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements.

North Porvenir – El Porvenir

Long Section – Mine Workings, Drill Holes

Proposed Drill Holes
El Porvenir Mine
Sill 88
Sill 95
EL PORVENIR CLAIM
Stope 113
Stope 101
Sill 2308
Stope 201
Stope 202
North Porvenir Mine
El Porvenir Property
Santa Cruz Property

North Porvenir – El Porvenir

Cross Section-Holes NP 12A-1, 12-A & 12-B N 45° E

North Porvenir Mine
El Porvenir Property
Santa Cruz Vein
Stope 101
SCALE

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 1-877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com         Trading Symbol TSX-V: EDR    FSE: EJD